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                                 March 18, 2002

To Our Stockholders:

    On March 5, 2002, Sabre Holdings Corporation, through an indirect wholly-owned subsidiary, commenced an unsolicited tender offer for all outstanding shares of common stock of Travelocity.com Inc. at $23 per share in cash. Having received prior notice of Sabre's intent to commence this tender offer, the Travelocity board of directors met on March 4, 2002 and determined that, if an offer was commenced at $23 per share, such an offer would be inadequate. At this meeting and all subsequent meetings of the Travelocity board of directors, the Sabre-affiliated directors abstained from voting with respect to determinations concerning Sabre's proposed transaction.

    After a series of discussions between a special committee of independent, outside directors of Travelocity created to review, consider and evaluate Sabre's tender offer and the representatives of the special committee, and Sabre and its representatives, Sabre announced on March 18 that it was increasing its tender offer price to $28 per share.

    The special committee and the board of directors of Travelocity, with two directors voting for, six directors abstaining and one director voting against, have now concluded that the revised Sabre tender offer is adequate. The special committee and the board recommend that you carefully evaluate the fairness and terms of the offer. It is the recommendation of the board of directors of Travelocity and the special committee that you accept Sabre's revised offer and tender your shares to Sabre in the revised offer.

    The special committee and the board, with six directors abstaining and the remaining directors voting for, determined on March 4 that a $23 offer would be inadequate. In making such determinations, the special committee and the board relied on several factors, including those described in the press release issued March 4, 2002 and filed as an exhibit to the attached Schedule 14D-9.

    In reaching its determination that the revised offer of $28 a share is adequate, the board of directors and the special committee considered the following additional factors:

    - FINANCIAL ANALYSES AND OPINION OF SALOMON SMITH BARNEY. The board and the special committee considered financial analyses of the offer price performed by Salomon Smith Barney and the opinion of Salomon Smith Barney that, as of the date of the opinion, based upon and subject to the assumptions, considerations and limitations set forth in the opinion, the offer price of $28 per share was fair, from a financial point of view, to Travelocity's stockholders, other than Sabre and its affiliates.

    - TRAVELOCITY'S LONG-TERM VALUE. The board and the special committee were familiar with the business, financial condition, prospects and current business strategy of Travelocity, the nature of the industry in which Travelocity operates and Travelocity's strong position in this industry. The board and the special committee noted a number of related matters, including the following:

       - Travelocity's position as a leader with the most well-recognized brand in the online travel industry, which is growing rapidly as the traditional travel agency business is declining;

       - Travelocity's business plan, which focuses upon high-margin diversification (through, for example, merchant model initiatives) and other possible value-enhancing initiatives aimed at seizing market opportunity and increasing earnings per share growth; and
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       - Travelocity's increasing ability to leverage its scale, which has aided in Travelocity achieving profitability, excluding certain special items, for 2001.

    - RELATIONSHIP OF THE OFFER PRICE TO CERTAIN HISTORICAL MARKET PRICES. The board and the special committee considered the relationship of the offer price to certain historical market prices of Travelocity's shares. The board noted that the $28 per share offer price represents an approximate 45.83% premium from Travelocity's closing price on February 15, 2002 (the last trading day prior to Sabre's initial announcement of its proposed offer), an approximate 25.50% premium above Travelocity's February 15th trailing 30-day average closing price of $22.31, and an approximate 15.23% premium above Travelocity's February 15th trailing 60-day average closing price of $24.30.

    In making its recommendation to you to accept the revised offer, the board of directors and the special committee also considered the following:

    - STRATEGIC ALTERNATIVES. The board and the special committee took into account that Sabre and its affiliates currently own approximately 70% of the voting power of Travelocity and recognized that any alternative transaction was impossible without the consent of Sabre and its affiliates. The board and the special committee considered that Sabre has stated that it had no current intent to sell any of its equity interests in Travelocity nor was Sabre willing to explore the possibility of another party making an investment in Travelocity. Accordingly, the board and the special committee concluded that an acquisition of Travelocity by a third party was not a feasible alternative.

    - ACCESS TO CAPITAL. The board and the special committee considered Travelocity's increasing need for capital to expand its business in accordance with its long-term business plan and current strategy in the face of competition from better-capitalized entities.

    - TIMING OF THE OFFER. The board and the special committee took into account the timing of the Offer. This included a consideration that Travelocity's earnings and share price, like those of other travel companies, had been adversely affected by the economic conditions associated with the attacks of September 11, 2001, especially as they related to the travel industry. The board believed that, while conditions in the online travel industry are improving, conditions in the overall travel industry remain quite volatile. The board also considered the potential for enhanced value that could result if Travelocity were able to consummate the acquisition of one or more merchant model businesses currently in various stages of negotiations or discussions.

    - INTERCOMPANY RELATIONSHIPS. The board and the special committee considered the terms of long-term agreements between Travelocity and Sabre and potential conflicts of interest arising out of those relationships. These are discussed in more detail in the attached Schedule 14D-9. The board also considered Sabre's acknowledged plan to converge the long-term strategies of Sabre with those of Travelocity and that such convergence could contribute to increasing conflicts of interest between Sabre and Travelocity should it remain a publicly-held entity.

    The board and the special committee, prior to expressing their positions with respect to the offer, received advice from, opinions of, views or presentations from, legal and financial advisors and Travelocity's management. In making their recommendations, the board and the special committee remained committed to protecting the best interests of Travelocity's non-Sabre stockholders.

    Additional information with respect to the Sabre tender offer and the matters considered by the board and the special committee is contained in the attached Schedule 14D-9. We urge you to read that document in its entirety.

                                          Sincerely,

                                          /s/ F. William Conner

                                          F. William Conner
                                          CHAIRMAN OF THE SPECIAL COMMITTEE